Exhibit 99.1

October 28, 2009

ATTUNITY REPORTS THIRD QUARTER 2009 RESULTS

Posts a Record Quarterly Non-GAAP Operating Profit for 2009

Burlington, MA. October 28th, 2009 – Attunity Ltd (OTC Bulletin Board: ATTUF.OB), a leading provider of real-time event capture and data integration software, reported today its unaudited financial results for the third quarter ended September 30, 2009.

Commenting on the results, Shimon Alon, Attunity Chairman and CEO, stated “we are pleased that, as demonstrated by our financial results for the quarter, the fundamentals of our business continue to show quarter-by-quarter improvement. We are especially encouraged by the continued improvement in our non-GAAP operational profitability resulting in the generation of additional cash.”

Financial Highlights of Q3 2009

—	A Non-GAAP operating profit of $498K for Q3 2009, setting a quarterly record for 2009.

—	A Non-GAAP operating profit of $855K for the first nine months of 2009.

—	Continuous improvement of Non-GAAP operating profit quarter-over-quarter in 2009.

—	Record quarterly revenues for 2009 of $2.4M.

—	License revenues increased compared to both Q3 2008 and Q2 2009.

Q3 Financial Summary

—	Net Operating Profit – (Non GAAP): $498,000 net operating profit, compared to $485,000 net operating loss in the third quarter of 2008. Non-GAAP operating profit (loss) excludes equity based compensation expenses (see footnote 1 at the end of this release), and software development costs capitalization and amortization (see footnote 2).

—	Net Operating Loss - (GAAP): $73,000, compared to $659,000 in the third quarter of 2008.

—	Revenues: $2,400,000, compared to $2,570,000 in the third quarter of 2008 and $2,154,000 in the second quarter of 2009.

Net Profit (Non-GAAP): $411,000 net profit compared to net loss of $625,000 in the third quarter of 2008. Non-GAAP net profit (loss) excludes equity based compensation expenses (see footnote 1), software development costs capitalization and amortization (see footnote 2) and revaluation of conversion features related to its convertible debt and outstanding warrants (see footnote 3).

—	Net Loss (GAAP): $432,000, compared to $1,022,000 in the third quarter of 2008.

—	Net Profit per Diluted Share (Non-GAAP): $0.01 net profit per diluted share compared to net loss per diluted share of $0.03 in the third quarter of 2008

—	Net Loss per Diluted Share (GAAP): $0.01, compared to net loss per diluted share of $0.04 in the third quarter of 2008.

See “Use of Non-GAAP Financial Information” below for more information regarding Attunity’s use of Non-GAAP financial measures.

Mr. Alon concluded, “After three consecutive quarters of improved Non-GAAP operating profit, we see the results of our focus on the real-time data integration market and the extension of our offerings into the operational data replication market. Consistent with this strategy, we intend to introduce additional new real-time data integration and replication products that focus on the large market of Oracle, Microsoft, IBM, SAP and HP and other leading Business Intelligence (BI) solutions, and strengthen our partnerships with these leading market players.”

About Attunity

Attunity is a leading provider of real-time data integration and event capture software. Using our software solutions, such as Attunity Connect, a real-time connectivity software or Attunity Stream, our log-based, real-time change-data-capture software, Attunity’ s customers enjoy dramatic business benefits by driving down the cost of managing their operational systems, creating flexible, service-based architectures for increased business agility, and by detecting critical actionable business events, as they happen, for faster business execution.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net loss, net operating profit (loss) and net loss per share, which are adjustments from results based on GAAP to exclude non-cash equity based compensation charges in accordance with SFAS 123(R), non-cash capitalization and amortization of software development costs in accordance with SFAS 86 and non cash financial expenses such as revaluation of conversion features related to its convertible debt and outstanding warrants in accordance with EITF 07-5 (affected ,among other factors, by changes in Attunity ‘s share price) . Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Attunity’s on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “estimates”, “plans”, and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. For example, when we discuss future introduction of new real-time data integration and replication products , we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the near future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2008, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2009 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:

Dror Elkayam, VP Finance

Attunity Ltd.

+972 9-899-3000

dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF September 30, 2009

U.S. DOLLARS IN THOUSANDS

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30, 2009	December 31, 2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,052	480
Restricted cash	209	206
Trade receivables and unbilled revenues (net of allowance
for doubtful accounts of $15 at both September 30, 2009 and
December 31, 2008)	699	502
Other accounts receivable and prepaid expenses	197	221

Total current assets	2,157	1,409

LONG-TERM ASSETS:
Long-term prepaid expenses	89	106
Severance pay fund	1,086	1,121
Property and equipment, net	257	371
Software development costs, net	2,206	3,585
Goodwill	6,353	6,234
Deferred charges, net		204

Total long-term assets	9,991	11,621

Total assets	12,148	13,030

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30, 2009	December 31, 2008

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of long-term debt and short term loans	667	412
Current maturities of long-term convertible debt	-	1,781
Trade payables	232	389
Deferred revenues	2,254	2,220
Employees and payroll accruals	695	1,079
Accrued expenses and other liabilities	797	718

Total current liabilities	4,645	6,599

LONG-TERM LIABILITIES:
Long-term convertible debt	2,000	-
Long-term debt	1,333	2,063
Revaluation of Liabilities presented at fair value	342	-
Accrued severance pay	1,517	1,546

Total long-term liabilities	5,192	3,609

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.1 par value - Authorized: 130,000,000 shares at September 30 , 2009 and December 31, 2008. Issued and outstanding: 31,506,499 shares at September 30, 2009 and 23,196,236 at December 31, 2008	920	720
Additional paid-in capital	102,033	104,279
Accumulated other comprehensive loss	(402)	(455)
Accumulated deficit	(100,240)	(101,722)

Total shareholders' equity	2,311	2,822

Total liabilities and shareholders' equity	12,148	13,030

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	9 months ended September 30,		3 months ended September 30,
	2009	2008	2009	2008

Software licenses	2,815	4,483	1,002	983
Maintenance and services	3,953	4,788	1,399	1,587

	6,768	9,271	2,400	2,570

Operating expenses:

Cost of revenues	2,256	1,876	808	592

Research and development, net	1,397	2,144	485	695
Selling and marketing	2,512	4,869	753	1,393
General and administrative	1,262	1,466	426	549
Employment termination and offices shutdown costs	-		-

Total operating expenses	7,428	10,355	2,473	3,229

Operating loss	(660)	(1,084)	(73)	(659)

Financial expenses, net	643	977	366	330
Other expense (income)	(10)			2

Loss before income taxes	(1,293)	(2,061)	(438)	(991)
Taxes on income	20	57	(6)	31

Net loss	(1,313)	(2,118)	(432)	(1,022)

Basic and diluted net loss per share	$(0.05)	$(0.09)	$(0.01)	$(0.04)

Weighted average number of shares used in
computing basic and diluted net loss per share	27,463	23,196	31,460	23,196

(**) The above items are inclusive of the following equity-based compensation expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and development"	19	83	7	20
Equity-based compensation expense included in "Selling and marketing"	65	122	14	29
Equity-based compensation expense included in "General and administrative"	53	50	18	21

	137	255	39	70

Net basic and diluted equity-based compensation expense, per share	$(0.05)	$(0.09)	$(0.01)	$(0.04)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands, except share data

	Ordinary shares		Additional paid-in Capital	Accumulated Other comprehensive loss	Accumulate deficit	Total comprehensive loss	Total shareholders' equity
	Shares	Amount

Balance as of December 31, 2006	23,166,931	720	102,772	(569)	(90,914)		12,009

Exercise of employee stock options	29,305	*)	27	-			27
Warrants issued in consideration of credit line	-	-	495	-			495
Stock-based compensation	-	-	630	-			630
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	138		138	138
Net loss	-	-	-	-		(6,936)	(6,936)
					(6,996)

Total comprehensive loss						(6,798)

Balance as of December 31, 2007	23,196,236	720	103,924	(431)	(97,910)		6,303

Stock-based compensation	-	-	355	-			355
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	(24)		(24)	(24)
Net loss	-	-	-	-	(3,812)	(3,812)	(3,812)

Total comprehensive loss						(3,836)	2,822

Balance as of December 31, 2008 (unaudited)	23,196,236	720	104,279	(455)	(101,722)		2,822

Stock-based compensation	-		142				142
Other comprehensive loss:			(3,117)		2,795		(322)
Foreign currency translation adjustments	-	-		53		53	105
conversion of short term loan		79	314
issuance of shares (rights offering)	8,258,754	120	410				530
Exercise of warrents	51,509	1	5
Net loss	-	-			(1,313)	(1,313)	(2,625)
Total comprehensive loss						(1,260)	(1,260)

Balance as of September 30, 2009 (unaudited)	31,506,499	920	102,033	(402)	(100,240)	2,311

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	9 months ended September 30,
	2009	2008

Cash flows from operating activities:
Net loss from continued operations	(1,313)	(2,118)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Decrease (increase) in restricted cash	(3)
Depreciation	124	189
Stock based compensation	142	256
Amortization of deferred expenses	25	164
Amortization of debt discount	126	511
Amortization of software development costs	1,730	1,094
Increase (decrease) in accrued severance pay, net	6	22
Decrease (increase) in trade receivables	(192)	(50)
Decrease ( increase) in other accounts receivable and prepaid expenses	26	75
Increase (decrease) in long-term prepaid expenses	17	(28)
Increase (decrease) in trade payables	(158)	(65)
Increase (decrease) in deferred revenues	(48)	222
Increase (decrease) in employees and payroll accruals	(388)	(209)
Decrease(increase) in accrued expenses and other liabilities	19	(52)
Increase (decrease) in Long term liabilities	(20)
Increase (decrease) in revaluation of Liabilities presented at fair value	292	-

Net cash provided by (used in) operating activities from continued operations (reconciled from continuing operations)	385	10
Net cash provided by operating activities from discontinued operations (reconciled from discontinued operations)

Net cash provided (used) by operating activating	385	10

Cash flows from investing activities:
Restricted cash, net	-	(69)
Purchase of property and equipment	(9)	(31)
Capitalization of software development costs	(352)	(717)

Proceeds from sale of property equipment	-	-

Net cash used in investing activities	(361)	(817)

Cash flows from financing activities:
Proceeds from exercise of employee stock options	-	-
Issuance of shares
Receipt of Short term debt, net - convert to Capital	536	326
Repayment of long-term debt	(10)	(11)

Net cash provided by (used in) financing activities	526	315

Foreign currency translation adjustments on cash and cash equivalents	22	(16)

Decrease (increase) in cash and cash equivalents	572	(508)
Cash and cash equivalents at the beginning of the period	480	1,321

Cash and cash equivalents at the end of the period	1,052	813

Supplemental disclosure of cash flow activities:
Cash paid during the period for:
Interest	108	175

Supplemental disclosure of non-cash investing and financing activities:
Stock-based compensation that was capitalized as part of capitalization of software development costs	5	30

Issuance of warrant and extension of contractual period of warrants in consideration of long-term loan	-	-

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except per share data

	9 months ended September 30,		3 months ended September 30,
	2009	2008	2009	2008

GAAP operating loss	(660)	(1,084)	(73)	(659)
Stock based compensation (1)	137	255	39	70
Software development costs capitalization and amortization (2)	1,378	406	532	104
Employment termination cost

Non-GAAP operating profit (loss)	855	(423)	498	(485)

GAAP net loss	(1,313)	(2,118)	(432)	(1,022)
Stock based compensation (1)	137	255	39	70
Software development costs capitalization and amortization (2)	1,378	406	532	104
Employment termination cost		-		-
Financial expenses (3)	438	672	273	223

Non-GAAP net profit (loss)	641	(785)	411	(625)

GAAP basic and diluted net profit (loss) per share	(0.05)	(0.09)	(0.01)	(0.04)
Stock based compensation (1)	0.00	0.01	0.00	0.00
Software development costs capitalization and amortization (2)	0.05	0.02	0.02	0.00
Financial expenses (3)	0.02	0.03	0.01	0.01

Non-GAAP basic and diluted net profit (loss) per share	0.02	(0.03)	0.01	(0.03)

Weighted average number of shares used in computing basic and diluted net loss per share	27,463	23,196	31,460	23,196

*) Less than $0.01 per share

(1) Equity-based compensation** expenses resulting under SFAS 123(R):
Equity-based compensation expense included in "Research and development"	19	83	7	20
Equity-based compensation expense included in "Selling and marketing"	65	122	14	29
Equity-based compensation expense included in "General and administrative"	53	50	18	21

	137	255	39	70

“Equity based compensation expenses” refer to the amortized fair value of all equity based awards granted to employees.

(2) Software development costs capitalization and amortization resulting under SFAS 86:
Capitalization	(352)	(688)	(61)	(236)
Amortization	1,730	1,094	593	340

	1,378	406	532	104

(3) Financial expenses:
Amortization of debt discount	125	513		170
Revaluation of warrants and conversion features of long term debt	293		273
	20	159		53

	438	672	273	223